Exhibit 12.1

Retail Properties of America, Inc.
Computation of Ratio of Earnings to Fixed Charges
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2016	2015	2014	2013		2012
Earnings
Income (loss) from continuing operations	$37,110	$3,832	$597	$(42,855)		$(14,368)
Equity in loss of unconsolidated joint ventures, net	—	—	2,088	1,246		6,307
Gain on sales of investment properties, net	129,707	121,792	42,196	5,806		7,843
Adjustments added:
Fixed charges (see below)	113,539	142,987	137,944	150,685		178,306
Distributions on investments in unconsolidated joint ventures	—	—	1,360	7,105		6,168
Adjustments subtracted:
Interest capitalized	(69)	—	—	—		—
Total earnings	$280,287	$268,611	$184,185	$121,987		$184,256

Fixed charges:
Interest expense	$109,730	$138,938	$133,835	$146,805		$171,295
Co-venture obligation expense (1)	—	—	—	—		3,300
Interest capitalized	69	—	—	—		—
Estimate of interest within rental expense	3,740	4,049	4,109	3,880		3,711
Total fixed charges	$113,539	$142,987	$137,944	$150,685		$178,306

Preferred stock dividends	9,450	9,450	9,450	9,450		263
Total fixed charges and preferred stock dividends	$122,989	$152,437	$147,394	$160,135		$178,569

Ratio of earnings to fixed charges	2.47	1.88	1.34	—	(2)	1.03

Ratio of earnings to combined fixed charges and preferred stock dividends	2.28	1.76	1.25	—	(3)	1.03

(1)	Represents the preferred return and incentive and other compensation with respect to IW JV 2009, LLC. The Company redeemed the full amount of the noncontrolling interest on April 26, 2012.

(2)	The ratio was less than 1:1 for the year ended December 31, 2013 as earnings were inadequate to cover fixed charges by a deficiency of approximately $28.7 million.

(3)	The ratio was less than 1:1 for the year ended December 31, 2013 as earnings were inadequate to cover fixed charges by a deficiency of approximately $38.1 million.